Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Unaudited Third Quarter 2022 Financial Results

Hong Kong, November 16, 2022 – UCLOUDLINK GROUP INC. (“UCLOUDLINK” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced its unaudited financial results for the three months ended September 30, 2022.

Third Quarter 2022 Financial Highlights

●	Total revenues were US$18.2 million, representing a decrease of 5.7% from US$19.3 million in the third quarter of 2021.

●	Gross profit was US$8.7 million, representing an increase of 59.0% from US$5.5 million in the third quarter of 2021.

●	Loss from operations was US$4.8 million, compared to a loss from operations of US$7.0 million in the third quarter of 2021.

●	Net loss was US$4.6 million, compared to a net loss of US$7.0 million in the third quarter of 2021.

●	Adjusted net income (non-GAAP) was US$0.6 million, compared to an adjusted net loss of US$6.0 million in the third quarter of 2021.

●	Adjusted EBITDA (non-GAAP) was US$0.9 million, compared to negative US$5.4 million in the third quarter of 2021.

Third Quarter 2022 Operational Highlights

●	Total data consumed in the third quarter through the Company’s platform was 46,234 terabytes (4,886 terabytes procured by the Company and 41,348 terabytes procured by our business partners), representing an increase of 6.6% from 43,369 terabytes in the third quarter of 2021.

●	Average daily active terminals in the third quarter were 297,501 (1,522 owned by the Company and 295,979 owned by its business partners), representing an increase of 16.2% from 256,124 in the third quarter of 2021. 65.0% of daily active terminals was from uCloudlink 2.0 local data connectivity services and 35.0% of daily active terminals was from uCloudlink 1.0 international data connectivity services during the third quarter of 2022. Average daily data usage per terminal was 1.71 GB in September 2022.

●	As of September 30, 2022, the Company had served 2,306 business partners in 58 countries and regions. The Company had 177 patents with 125 approved and 52 pending approval, while the pool of SIM cards was from 330 MNOs globally as of September 30, 2022.

Executive Commentary

“Despite continued global economic volatility during the third quarter of 2022, we were pleased to achieve positive operating cash flow for the second consecutive quarter. Due to our increasing confidence in our improved financial position, we announced in October the early redemption of the convertible debentures. We realized revenues of US$18.2 million for the third quarter of 2022, and achieved a positive adjusted net income (non-GAAP) for the first time since the global outbreak of the COVID-19 pandemic in the second quarter of 2020. We expect revenues to increase and operating cash flow to improve as we head into the fourth quarter of 2022 and next year. We observed a substantial year-over-year increase in the revenues from international data connectivity services for the second consecutive quarter, reflecting increased international travel in recent quarters. We expect our international data connectivity services business to continue to be the key driver of our revenue growth going forward, leading to improved bottom-line results for UCLOUDLINK. During the third quarter, we continued to invest in upgrading our existing 5G and IoT solutions and products to ensure that our offerings not only elevate user experience but also enhance the readiness of large-scale commercial application. We are committed to providing our customers and partners with ‘better-connecting’ solutions and services, which we believe is the foundation of our business growth,” said Chaohui Chen, Director and Chief Executive Officer of UCLOUDLINK.

Yimeng Shi, Chief Financial Officer of UCLOUDLINK, stated, “We reported a significant improvement in gross margin, which was 47.7% in the third quarter of 2022, compared to 28.3% in the same period of 2021. Our efforts to increase operating efficiencies have also resulted in a 21-percentage-point decrease in operating expenses (excluding share-based compensation expenses) as a percentage of total revenues compared to the same period in last year, enabling us to achieve positive adjusted EBITDA (non-GAAP). We believe we are on track to execute our growth strategy for the remainder of 2022 and beyond.”

Third Quarter 2022 Financial Results

Revenues

Total Revenues were US$18.2 million, representing a decrease of 5.7% from US$19.3 million in the same period of 2021.

●	Revenues from services were US$12.6 million, representing an increase of 20.5% from US$10.5 million in the same period of 2021. This increase was primarily attributable to the increase in revenues from international and local data connectivity services.

●	Revenues from data connectivity services were US$10.1 million, representing an increase of 31.8% from US$7.6 million in the same period of 2021. This increase was primarily attributable to an increase in revenues from international data connectivity services to US$8.0 million in the third quarter of 2022 from US$6.1 million in the same period of 2021, and an increase in revenues from local data connectivity services to US$2.1 million in the third quarter of 2022 from US$1.5 million in the same period of 2021. This increase in revenues from data connectivity services was mainly attributable to the gradual recovery of international travel and the continuous development of the local data connectivity services.

●	Revenues from PaaS and SaaS services were US$2.4 million, representing a decrease of 10.3% from US$2.7 million in the same period of 2021, primarily due to the unfavorable foreign currency impact.

●	Revenues from sales of products were US$5.6 million, representing a decrease of 36.7% from US$8.8 million in the same period of 2021, primarily due to the decrease in sales of certain terminals and data related products.

●	Geographic Distribution

During the third quarter of 2022, Japan contributed 35.1%, Mainland China contributed 2.4%, and other countries and regions contributed the remaining 62.5% of the total revenues, compared to 46.6%, 3.7% and 49.7%, respectively, in the same period of 2021. The increase in proportion of revenues from other countries and regions was mainly attributable to the revenue growth in North America.

Cost of Revenues

Cost of revenues was US$9.5 million, representing a decrease of 31.2% from US$13.8 million in the same period of 2021. This decrease was mainly attributable to lower costs associated with the decrease in sales of products.

●	Cost of services was US$5.3 million, representing a decrease of 10.2% from US$5.9 million in the same period of 2021.

●	Cost of products sold was US$4.2 million, representing a decrease of 46.9% from US$7.9 million in the same period of 2021.

Gross Profit

Overall gross profit was US$8.7 million, compared to US$5.5 million in the same period of 2021. Overall gross margin was 47.7% in the third quarter of 2022, compared to 28.3% in the same period of 2021.

Our gross profit on services was US$7.3 million, compared to US$4.6 million in the same period of 2021. Our gross margin on services was 57.9% in the third quarter of 2022, compared to 43.5% in the same period of 2021.

Our gross profit on sales of products was US$1.4 million, compared to US$0.9 million in the same period of 2021. Our gross margin on sales of products was 24.7% in the third quarter of 2022, compared to 10.2% in the same period of 2021.

Operating Expenses

Total operating expenses were US$7.9 million, compared to US$12.7 million in the same period of 2021.

●	Research and development expenses were US$1.5 million, representing a decrease of 57.8% from US$3.5 million in the same period of 2021. This decrease was primarily due to a decrease of US$1.6 million in staff costs related to cost control measures, and a decrease of US$0.2 million in professional service fees.

●	Sales and marketing expenses were US$2.1 million, representing a decrease of 30.7% from US$3.1 million in the same period of 2021. This decrease was primarily due to a decrease of US$1.1 million in staff costs related to cost control measures, and a decrease of US$0.2 million in promotional fees, partially offset by an increase of US$0.4 million in share-based compensation expenses.

●	General and administrative expenses were US$4.3 million, representing a decrease of 29.1% from US$6.1 million in the same period of 2021. This decrease was primarily due to a decrease of US$1.1 million in staff costs related to cost control measures, a decrease of US$0.7 million in professional service fees, and a decrease of US$0.7 million in share-based compensation expenses, partially offset by an increase of US$1.2 million in bad debt provision.

Loss from Operations

Loss from operations was US$4.8 million, compared to a loss from operations of US$7.0 million in the same period of 2021.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA (Non-GAAP), which excludes the impact of share-based compensation, fair value gain/loss in other investments, share of profit/loss in equity method investment, net of tax, interest expense, income tax credit/expenses and depreciation and amortization, was US$0.9 million, compared to negative US$5.4 million in the same period of 2021.

Net Interest Expenses

Net interest expenses were US$0.02 million, compared to net interest expenses of US$0.05 million in the same period of 2021.

Net Loss

Net loss was US$4.6 million, compared to a net loss of US$7.0 million in the same period of 2021.

Adjusted Net Income (Non-GAAP)

Adjusted net income, which excludes the impact of share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax, was US$0.6 million, compared to an adjusted net loss US$6.0 million in the same period of 2021.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were US$0.15 in the third quarter of 2022, compared to basic and diluted loss per ADS of US$0.25 in the same period of 2021.

Cash and Cash Equivalents and Short-Term Deposits

As of September 30, 2022, the Company had cash and cash equivalents and short-term deposits of US$12.5 million, compared to US$12.2 million as of June 30, 2022. This increase was primarily attributable to the net inflow of US$1.2 million from operations and net proceeds of US$2.1 million from bank borrowings, partially offset by a repayment of US$2.5 million for bank borrowings.

Capital Expenditures (“CAPEX”)

CAPEX was US$0.1 million compared to US$0.3 million in the same period of 2021.

Business Outlook

For the fourth quarter of 2022, UCLOUDLINK expects total revenues to be between US$19.0 million and US$22.0 million, representing an increase of 8.0% to 25.0% compared to the same period of 2021.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions and customer demand. The global outbreak of COVID-19, which has had a severe and negative impact on the global economy since the first quarter of 2020, continues to present various global risks, the full impact of which are still evolving. We will carefully monitor COVID-19 related factors such as vaccine rollouts, the impact of which is difficult to analyze and predict, and subject to change.

Recent Development

Referring to our press release dated October 28, 2022, the Company has conducted a privately negotiated transaction with the holder of its existing convertible debenture issued on January 6, 2022 (the “Convertible Debentures”) to redeem US$1,000,000 principal amount of the Convertible Debentures for an aggregate redemption amount of US$1,053,384, including accrued and unpaid interest. The holder of the Convertible Debentures has, from time to time, converted all of the remaining amount of the Convertible Debentures since July 2022. Following the redemption, the Company has nil outstanding amount of the Convertible Debentures. The Company currently has 244,686,120 Class A ordinary shares and 122,072,980 Class B ordinary shares outstanding.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net income/(loss) is defined as net loss excluding share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax. Adjusted EBITDA is defined as net loss excluding share-based compensation, fair value gain/loss in other investments, share of profit/loss in equity method investment, net of tax, interest expense, income tax credit/expenses and depreciation and amortization.

The Company believes that adjusted net income/(loss) and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in loss from operations and net loss. The Company believes that adjusted net income/(loss) and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non- GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net income/(loss) and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax, have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of adjusted net income/(loss). Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

UCLOUDLINK will hold a conference call at 8:30 a.m. Eastern Time on Wednesday, November 16, 2022 (9:30 p.m. Beijing Time on the same day) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

International:	+1-412-902-4272
US (Toll Free):	+1-888-346-8982
UK (Toll Free):	0-800-279-9489
UK (Local Toll):	0-207-544-1375
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong (Local Toll):	+852-3018-4992
Singapore (Toll Free):	800-120-6157
Australia (Toll Free):	1-800-121301

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “UCLOUDLINK GROUP INC.”

Additionally, a live and archived webcast of the conference call will be available at https://ir.ucloudlink.com.

A telephone replay will be available one hours after the end of the conference until November 23, 2022 by dialing:

US (Toll Free):	+1-877-344-7529
International:	+1-412-317-0088
Canada (Toll Free):	855-669-9658
Replay Passcode:	3512832

About UCLOUDLINK GROUP INC.

UCLOUDLINK is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the financial guidance and quotations from management in this announcement, as well as UCLOUDLINK’s strategic and operational plans, contain forward-looking statements. UCLOUDLINK may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about UCLOUDLINK’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UCLOUDLINK’s strategies; UCLOUDLINK’s future business development, financial condition and results of operations; UCLOUDLINK’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in UCLOUDLINK’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to UCLOUDLINK’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and UCLOUDLINK undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

UCLOUDLINK GROUP INC.
Jillian Zeng
Tel: +852-2180-6111
E-mail: ir@ucloudlink.com

Investor Relations:
The Equity Group Inc.
Alice Zhang, Investor Relations Analyst
Tel: +1-212-836-9610
E-mail: azhang@equityny.com

In China:
Lucy Ma, Associate
Tel: +86 10 5661 7012
E-mail: lma@equityny.com

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of US$, except for share and per share data)

	As of December 31,	As of September 30,
	2021	2022
ASSETS
Current assets
Cash and cash equivalents	7,868	12,348
Short-term deposit	196	195
Accounts receivable, net	14,923	12,338
Inventories	6,133	4,129
Prepayments and other current assets	6,225	4,555
Other investments	12,587	13,288
Amounts due from related parties	1,153	288
Total current assets	49,085	47,141
Non-current assets
Prepayments	1,310	802
Long-term investments	1,867	1,751
Other investments	12,058	-
Property and equipment, net	1,796	1,302
Intangible assets, net	1,009	806
Total non-current assets	18,040	4,661
TOTAL ASSETS	67,125	51,802

LIABILITIES
Current liabilities
Short term borrowings	3,177	4,597
Accrued expenses and other liabilities	27,580	23,259
Accounts payable	12,986	8,811
Amounts due to related parties	1,453	1,468
Contract liabilities	1,575	1,171
Convertible promissory notes	-	1,411
Financial derivative instrument	-	228
Total current liabilities	46,771	40,945
Non-current liabilities
Other non-current liabilities	262	219
Total non-current liabilities	262	219
TOTAL LIABILITIES	47,033	41,164

SHAREHOLDERS’ EQUITY
Class A ordinary shares	8	11
Class B ordinary shares	6	6
Additional paid-in capital	230,048	235,556
Accumulated other comprehensive (loss)/income	(446)	3,389
Accumulated losses	(209,524)	(228,324)
TOTAL SHAREHOLDERS’ EQUITY	20,092	10,638
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	67,125	51,802

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of US$, except for share and per share data)

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022
Revenues	19,322	18,213	56,256	51,850
Revenues from services	10,467	12,608	28,177	33,692
Sales of products	8,855	5,605	28,079	18,158
Cost of revenues	(13,861)	(9,531)	(39,861)	(29,378)
Cost of services	(5,910)	(5,309)	(16,370)	(15,256)
Cost of products sold	(7,951)	(4,222)	(23,491)	(14,122)
Gross profit	5,461	8,682	16,395	22,472
Research and development expenses	(3,499)	(1,476)	(10,338)	(6,577)
Sales and marketing expenses	(3,080)	(2,135)	(10,296)	(7,425)
General and administrative expenses	(6,062)	(4,295)	(23,108)	(12,283)
Other income/(expense), net	196	(5,523)	(3,182)	(14,299)
Loss from operations	(6,984)	(4,747)	(30,529)	(18,112)
Interest income	3	3	12	8
Interest expenses	(54)	(27)	(143)	(373)
Amortization of beneficial conversion feature	-	220	-	(236)
Loss before income tax	(7,035)	(4,551)	(30,660)	(18,713)
Income tax credit/(expense)	-	(39)	4	(158)
Share of (profit)/loss in equity method investment, net of tax	60	(6)	113	71
Net loss	(6,975)	(4,596)	(30,543)	(18,800)
Attributable to:
Equity holders of the Company	(6,975)	(4,596)	(30,543)	(18,800)

Loss per share for Class A and Class B ordinary shares
Basic	(0.02)	(0.02)	(0.11)	(0.06)
Diluted	(0.02)	(0.02)	(0.11)	(0.06)

Loss per ADS (10 Class A shares equal to 1 ADS)
Basic	(0.25)	(0.15)	(1.08)	(0.64)
Diluted	(0.25)	(0.15)	(1.08)	(0.64)

Shares used in loss per Class A and Class B ordinary share computation:
Basic	283,940,191	305,261,095	283,321,967	294,781,350
Diluted	283,940,191	305,261,095	283,321,967	294,781,350

Net loss	(6,975)	(4,596)	(30,543)	(18,800)
Other comprehensive loss, net of tax
Foreign currency translation adjustment	(392)	2,003	40	3,835
Total comprehensive loss	(7,367)	(2,593)	(30,503)	(14,965)

UCLOUDLINK GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US$)

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022
Net cash (used in)/generated from operating activities	(5,718)	1,183	(18,569)	(793)
Net cash used in investing activities	(255)	(69)	(735)	(248)
Net cash generated from/(used in) financing activities	2,004	(398)	3,848	6,604
(Decrease)/increase in cash, cash equivalents and restricted cash	(3,969)	716	(15,456)	5,563
Cash, cash equivalents and restricted cash at beginning of the period	18,381	11,985	30,226	7,868
Effect of exchange rates on cash, cash equivalents and restricted cash	(73)	(353)	(431)	(1,083)
Cash, cash equivalents at end of the period	14,339	12,348	14,339	12,348

UCLOUDLINK GROUP INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands of US$)

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022
Reconciliation of Net Loss to Adjusted Net (Loss)/Income
Net loss	(6,975)	(4,596)	(30,543)	(18,800)
Add: share-based compensation	845	600	7,551	2,311
fair value loss in other investments	175	4,627	3,726	11,358
Less: share of (profit)/loss in equity method investment, net of tax	(60)	6	(113)	(71)
Adjusted net (loss)/income	(6,015)	637	(19,379)	(5,202)

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022
Reconciliation of Net Loss to Adjusted EBITDA
Net loss	(6,975)	(4,596)	(30,543)	(18,800)
Add:
Interest expense	54	27	143	373
Income tax (credit)/expense	-	39	(4)	158
Depreciation and amortization	575	241	1,719	763
EBITDA	(6,346)	(4,289)	(28,685)	(17,506)
Add: share-based compensation	845	600	7,551	2,311
fair value loss in other investments	175	4,627	3,726	11,358
Less: share of (profit)/loss in equity method investment, net of tax	(60)	6	(113)	(71)
Adjusted EBITDA	(5,386)	944	(17,521)	(3,908)